UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020.

Commission File Number: 001-38172

HUDSON CAPITAL INC.

(Translation of registrant’s name into English)

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

In connection with the 2020 Annual Meeting of Shareholders of Hudson Capital Inc., a British Virgin Islands company (the “Company”), the Company hereby furnishes the following documents:

1.	Notice of 2020 Annual Meeting of the Shareholders of Hudson Capital Inc. and Proxy Statement, dated November 16, 2020, to be mailed to the shareholders of the Company in connection with the 2020 Annual Meeting of the Company’s shareholders, which is scheduled to be held on December 28, 2020 (the “2020 Annual Meeting”).

2.	Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the 2020 Annual Meeting. The Notice of 2020 Annual Meeting of the Shareholders of Hudson Capital Inc. and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDSON CAPITAL INC.

Date: November 16, 2020	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

99.1	Notice of Annual Meeting and Proxy Statement, dated November 16, 2020, to be mailed to holders of the ordinary shares of the Company in connection with the Annual Meeting of Shareholders of Hudson Capital Inc. scheduled to be held on December 28, 2020.

99.2	Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Annual Meeting of Shareholders of Hudson Capital Inc. scheduled to be held on December 28, 2020.